EXHIBIT 99.148
                                                                --------------

                                  FORM 45-102F2



                  CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
               MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES



Advantage Energy Income Fund has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to Section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 21, 2004 of 732,736 trust units (the "Trust Units"), for consideration of $13,061,385.59 Advantage Energy Income Fund was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at the City of Calgary, in the province of Alberta this 30th day of January, 2004.



                                          ADVANTAGE ENERGY INCOME FUND
                                          by Advantage Oil & Gas Ltd.


                                     Per:  "PETER HANRAHAN"
                                         --------------------------------------
                                        Peter Hanrahan, Chief Financial Officer